

Mail Stop 3720

May 5, 2006

Via U.S. Mail and Fax
Mr. David Shorey
Chief Financial Officer
Cell Wireless Corporation
4625 East Broadway, Suite 203
Tucson, AZ 85711

> RE: **Cell Wireless Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed June 6, 2005**
> **Form 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30, 2005,**
> **September 30, 2005**
> **File No. 0-49849**

Dear Mr. Shorey:

> We have reviewed your supplemental response letter dated April 4, 2006 and our subsequent telephone discussion and have the following comments. As noted in our comment letter dated July 20, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 8-K/ A filed January 12, 2006

> Note A – Summary of Accounting Policies
> Revenue recognition, page 19

1. We note your response to question 5 and our subsequent telephone discussion regarding your revenue recognition accounting policy for the membership fees. It is unclear to us why you believe that the revenue from the membership fee is earned at the time of enrollment. We note from your website that all members (associates) are charged a renewal fee of $20 every 365 days. Since it appears that the membership fees give an individual a license to sell your products for a specified time period, we believe that the substance of this transaction indicates that the purchaser is paying for a license that extends continuously over time; therefore revenue recognition should occur over time. Thus, you should defer the $59 initial membership and amortize it over one year period. Similarly, the $20 renewal fee should be amortized over one year period. We noted that you have

over 156,000 members thus, we believe these fee amounts are material. Please revise.

2. We also note that members earn rewards points. Tell us how you account for these reward points and the accounting literature you are relying upon.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director